15



06013536

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ross Gold Int'l Corp

*CURRENT ADDRESS

PROCESSED

MAY 18 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4571 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/18/06


SEC MAIL PROCESSING
RECEIVED
MAY 15 2006
WASH. D.C.
213
SECTION

BOSS GOLD INTERNATIONAL CORP.
(formerly Boss Gold Corp.)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Boss Gold International Corp.
(formerly Boss Gold Corp.)

We have audited the consolidated balance sheets of Boss Gold International Corp. (formerly Boss Gold Corp.) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 21, 2006

"Amisano Hanson"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BOSS GOLD INTERNATIONAL CORP.
(formerly Boss Gold Corp.)
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Stated in Canadian Dollars)

ASSETS	2005	2004
Current		
Cash	$ 86,641	$ 1,274
GST receivable	7,550	4,712
Prepaid expenses	1,250	1,250
	95,441	7,236
Capital assets – Note 3	507	737
	$ 95,948	$ 7,973
LIABILITIES		
Current		
Accounts payable – Note 5	$ 283,081	$ 1,167,391
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 4, 5 and 7	4,465,051	3,175,851
Contributed surplus	47,618	46,900
Deficit	(4,699,802)	(4,382,169)
	(187,133)	(1,159,418)
	$ 95,948	$ 7,973

Nature and Continuance of Operations – Note 1
Commitments – Note 4
Subsequent Events – Note 7

APPROVED ON BEHALF OF THE BOARD:

"Douglas Brooks"	Director	*"Kevin Addie"*	Director
Douglas Brooks		Kevin Addie	

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.
(formerly Boss Gold Corp.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2005 and 2004
(Stated in Canadian Dollars)

	2005	2004
Administrative expenses		
Accounting and audit fees	$ 13,868	$ 17,660
Amortization	230	222
Consulting	5,600	-
Filing fees	7,940	8,157
Interest	144,729	97,008
Legal fees	14,365	45,993
Management fees	30,000	30,000
Office expenses	15,341	10,096
Rent	36,000	36,000
Stock based compensation – Note 4	40,618	46,900
Telephone	1,316	1,200
Transfer agent fees	7,626	3,636
Net loss for the year	(317,633)	(296,872)
Deficit, beginning of the year	(4,382,169)	(4,085,297)
Deficit, end of the year	$ (4,699,802)	$ (4,382,169)
Basic and diluted loss per share	$ (0.11)	$ (0.09)
Weighted average number of shares outstanding	2,963,469	3,358,620

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.
(formerly Boss Gold Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005 and 2004
(Stated in Canadian Dollars)

	2005	2004
Operating Activities		
Net loss for the year	$ (317,633)	$ (296,872)
Add items not involving cash:		
Amortization	230	222
Stock based compensation	40,618	46,900
	(276,785)	(249,750)
Changes in non-cash working capital items related to operations:		
GST receivable	(2,838)	8,834
Prepaid expenses	-	3,000
Accounts payable	(878,010)	237,620
Cash used in operating activities	(1,157,633)	(296)
Financing Activity		
Share issuances	1,243,000	-
Increase (decrease) in cash during the year	85,367	(296)
Cash, beginning of the year	1,274	1,570
Cash, end of the year	$ 86,641	$ 1,274
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transaction – Note 8

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.
(formerly Boss Gold Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $4,699,802 since its inception, has a working capital deficiency of $187,640 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

On June 15, 2005, the Company consolidated its share capital on the basis of one new share for every three old shares outstanding and changed its name to Boss Gold International Corp.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from these estimates.

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

Note 2 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded using the declining balance method over the estimated useful life of the assets at the following annual rates:

Computer equipment	30%
Office furniture	20%

In the year of acquisition amortization is recorded at one-half rates.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

(Stated in Canadian Dollars) – Page 3

Note 2 Significant Accounting Policies – (cont'd)

f) Stock-based Compensation

The Company has a stock option plan which is described in Note 4. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recognized at their fair value on the date of grant. Stock-based compensation expense is recognized in the statement of operations over the vesting period. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Note 3 Capital Assets

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 1,342	$ 1,221	$ 121
Office furniture	1,388	1,002	386
	$ 2,730	$ 2,223	$ 507

	2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 1,342	$ 1,131	$ 211
Office furniture	1,388	862	526
	$ 2,730	$ 1,993	$ 737

(Stated in Canadian Dollars) – Page 4

Note 4 Share Capital

a) Authorized:

100,000,000 common shares without par value

b) Issued:

		Number of Shares	Amount
Balance, December 31, 2003 and 2004		3,358,620	$ 3,175,851
For cash:			
– pursuant to a private placement	– at $0.06	3,300,000	198,000
Consolidation – 3 for 1 *		(4,439,079)	-
For cash:			
– pursuant to a private placement	– at $0.2025	4,938,262	1,000,000
– pursuant to exercise of options	– at $0.54	94,998	51,300
Reclassification of stock-based compensation charges upon exercise of share purchase options		-	39,900
Balance, December 31, 2005		7,252,801	$ 4,465,051

* On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Commitments:

Stock Option Plan and Stock-based Compensation:

The Company has established a stock option plan for directors, officers, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2005 under the Company's stock option plan:

Number	Exercise Price	Expiry Date
16,666	$0.54	January 14, 2006
214,787	$0.28	October 21, 2007
231,453		

(Stated in Canadian Dollars) – Page 5

Note 4 Share Capital – (cont'd)

c) Commitments: – (cont'd)

Stock Option Plan and Stock-based Compensation: – (cont'd)

Under the Company's stock option plan, the exercise price of each option and vesting terms are determined by the Board, subject to the policies of the TSX Venture Exchange. The maximum option term is five years. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the outstanding shares of the company.

A summary of the changes in the Company's stock options for the years ended December 31, 2005 and 2004 is presented below:

	December 31, 2005		December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options outstanding and exercisable, beginning of year	111,664	$0.54	-	-
Granted	214,787	$0.28	111,664	$0.54
Exercised	(94,998)	$0.54	-	-
Options outstanding and exercisable, end of year	231,453	$0.30	111,664	$0.54

(Note: The above figures reflect the effects of the 3 for 1 share consolidation on June 15, 2005)

During the year ended December 31, 2005, a compensation charge associated with stock options granted to directors and a consultant of the Company in the amount of $40,618 (2004: $46,900) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2005	2004
Risk-free interest rate	3.48%	2.40%
Expected dividend yield	0%	0%
Expected stock price volatility	136%	100%
Expected life	2 years	2 years

(Stated in Canadian Dollars) – Page 6

Note 4 Share Capital – (cont'd)

c) Commitments: – (cont'd)

Stock Option Plan and Stock-based Compensation: – (cont'd)

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.19 (2004: $0.14).

Share Purchase Warrants

At December 31, 2005, there were 4,938,262 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held at $0.27 per share until October 31, 2006.

Note 5 Related Party Transactions

At December 31, 2005 and 2004, accounts payable included amounts totalling $10,313 owing to a director and to companies with a common director or officer. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2005, the Company issued:

i) 55,556 shares at $0.18 per share (post-consolidation) pursuant to a private placement to a director of the Company for total proceeds of $10,000;

ii) 197,529 units at $0.2025 per unit pursuant to a private placement to directors of the Company for total proceeds of $40,000.

iii) 94,998 shares at $0.54 per share pursuant to the exercise of stock options for total proceeds of $51,300.

(Stated in Canadian Dollars) – Page 7

Note 6 Income Taxes

The Company has accumulated exploration and development expenses totalling $1,175,812 and non-capital losses totalling $1,401,482 which can be utilized to offset taxable income of future years. The non-capital losses expire as follows:

2006	$ 139,704
2007	160,161
2008	119,585
2009	155,432
2010	300,065
2014	249,750
2015	276,785
	$ 1,401,482

The significant components of the Company's future income tax assets are as follows:

	2005	2004
Non-capital losses	$ 477,905	$ 472,115
Exploration and development expenses	400,952	442,340
Less: valuation allowance	(878,857)	(914,455)
	$ -	$ -

Note 7 Subsequent Events

Subsequent to December 31, 2005:

(i) pursuant to the exercise of stock options by directors of the Company, 16,666 common shares were issued at $0.54 per share for proceeds of $10,000.

(ii) pursuant to a settlement agreement related to a dispute over certain mineral properties located in southern British Columbia, the disputing parties have agreed, as part of their settlement terms to assign the properties to the Company subject to certain criteria. An agreement between the parties is currently being negotiated, but has not yet been completed. The agreement will be subject to regulatory approval.

Note 8 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded from the statement of cash flows.

During the year ended December 31, 2005, $10,000 due for the issue of 49,383 units was paid by settlement of accounts payable.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

May 3, 2006

For the twelve months ended December 31, 2005, Boss Gold International Corp. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 03, 2006 provides information on the operations of the Company for twelve months ended December 31, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2004 and 2003.

FORWARD LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

OVERVIEW

The Company has been primarily engaged in the acquisition and exploration of resource properties in North America.

On June 15, 2005, the Company consolidated its capital on a 3 old for 1 new basis and changed the name of the Company from "Boss Gold Corp." to "Boss Gold International Corp." On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

At the present time, trading of the Company's shares has been halted pending a major transaction. The Company is finalizing an agreement whereby it acquires the rights to a major uranium deposit in connection with a settlement of a dispute concerning title; Santoy Resources Inc. is one party to the dispute. The Company has agreed to be the Company acquiring the disputed mineral claims and anticipates issuing common shares in connection therewith. When the acquisition agreement and related financing are finalized the Company will issue a news release and plans to seek immediate exchange acceptance for filing and a return to trading status on the TSX Venture Exchange.

BOSS GOLD INTERNATIONAL CORP.

(Formerly Boss Gold Corp.)

Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the years ended December 31, 2005, 2004, and 2003:

	Year Ended Dec-31-05	Year ended Dec-31-04	Year Ended Dec-31-03
	$	$	$
Revenue	-	-	-
Net income (loss)	(317,633)	(296,872)	(313,311)
Basic & diluted EPS	(0.11)	(0.09)	(0.09)
Total assets	95,948	7,973	20,325

RESULTS OF OPERATIONS

For the twelve months ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.088 per share (6.99% increase) for the comparable period in 2004. The increase of $20,761 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,369 in office, rent and telephone, $3,773 in transfer agent and filing fees, and by a decrease of $35,420 in accounting, audit and legal fees and $6,282 in stock based compensation.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the last three fiscal years ended December 31, 2005, 2004 and 2003:

	+/-*	Year Ended 31-Dec-05	+/-*	Year Ended 31-Dec-04	+/-*	Year Ended 31-Dec-03
	%	$	%	$	%	$
Professional fees	(55.65)	28,233	(59.98)	63,653	496	159,040
Amortization	3.60	230	(24.49)	222	(24.62)	294
Interest	49.19	144,729	73.31	97,008	35.04	55,973
Consulting fees	N/A	5,600	N/A	-	(100.00)	-
Management fees	-	30,000	-	30,000	-	30,000
Office rent and telephone	11.33	52,657	7.26	47,296	(3.35)	44,094
Trans Agent/filing	31.99	15,566	7.62	11,793	3.15	10,958
Stock compensation	(13.39)	40,618	N/A	46,900	N/A	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2005	2005	2005	2005	2004	2004	2004	2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(122,854)	(67,738)	(69,070)	(57,970)	(106,094)	(53,920)	(48,145)	(88,713)
Basic/diluted earning (loss) per share	(0.02)	(0.03)	(0.03)	(0.03)	(0.03)	(0.01)	(0.01)	(0.03)

Current Quarter

For the quarter ended December 31, 2005, the net loss was $122,855 or $0.022 per share compared to the net loss of $106,094 or $0.032 per share (15.80% increase) for the comparable period in 2004. During the quarter ended December 31, 2005, the Company incurred accounting, audit and legal fees of $14,352 (2004: $49,500), interest of $40,859 (2004: $34,528), consulting fees of $5,600 (2004: $Nil), management fees of $7,500 (2004: $7,500), office, rent and telephone of $11,465 (2004: $13,078), transfer agent and filing fees of $2,404 (2004: $1,439), amortization of $57 (2004: $49), stock based compensation of $40,618 (2004: $Nil).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had working capital deficiency of $187,640 compared to $1,160,155 as at December 31, 2004. At the same time, the Company held cash on hand of $86,641 (2004: $1,274) and liabilities totaled $283,081 (2004: $1,167,391). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	2005		2004	
	Shares	Amount	Shares	Amount
Balance, beginning of year	3,358,620	$ 3,175,851	3,358,620	$ 3,175,851
For cash:				
- Private placement @ $0.06	3,300,000	198,000	-	-
Share consolidation*	(4,439,079)	-	-	-
For cash:				
- Exercise of stock options @ $0.54	94,998	51,300	-	-
- Private placement @ $0.2025	4,938,262	1,000,000	-	-
Reclassification of stock compensation		39,900		
Balance, ending of year	7,252,801	$ 4,465,051	3,358,620	$ 3,175,851

*On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Private Placements

Prior to the share consolidation on June 15, 2005, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company.

On November 9, 2005, the Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. Included in this private placement were 197,529 units issued to directors of the Company.

Subsequent to December 31, 2005, pursuant to the exercise of stock options by directors of the Company, 16,666 common shares were issued at $0.54 per share for proceeds of $10,000.

d) Share Purchase Warrants

At December 31, 2005 and as at May 3, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

SHARE CAPITAL – CONT'd

e) Stock-based Compensation Plan

Stock options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers stock options to purchase 335,000 (post-consolidation: 111,664) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005.

On October 21, 2005, the Company granted 214,787 stock options exercisable for up to two years at a price of $0.28 per share. A total of 164,787 options were granted to directors. The options will be exercisable until October 21, 2007.

A summary of the Company's stock options outstanding is as follows:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	111,664	$0.54	-	
Granted	-		111,664	$0.54
Exercised	(94,998)	$0.54	-	
Granted	214,787	$0.28	-	
Outstanding, ending of year	231,453	$0.30	111,664	$0.54

(Note: The above figures reflect the effects of the 3 for 1 share consolidation on June 15, 2005)

At December 31, 2005, 231,453 stock options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
16,666	$ 0.54	14-Jan-06
214,787	$ 0.28	21-Oct-07

Subsequent to December 31, 2005, 16,666 options were exercised at $0.54 for total proceeds of $10,000.

SHARE CAPITAL – CONT'd

e) Stock-based Compensation Plan – (cont'd)

The fair value of the stock options granted of $40,618 (2004: $46,900) is recorded as stock-based compensation expense. The fair value method was determined using the Black-Scholes option-pricing model with the following assumptions:

	31-Dec-05	31-Dec-04
Risk-free interest rate	3.48%	2.40%
Dividend yield	-	-
Expected stock price volatility	136%	100.00%
Weighted average expected stock option life	2 years	2 years

RELATED PARTY TRANSACTIONS

At December 31, 2005, accounts payable included $10,313 (2004: $10,313) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

RISKS AND UNCERTAINTIES

The Company will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD-LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4571

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

BOSS GOLD INTERNATIONAL CORP.
(the "Issuer")

UPDATED MAY 5, 2006

Abbreviations referred to herein:
British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is March 26 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to	2005 - record date was June 10, 2005

	the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2006 - mailed March 17, 2006 2006 – filed March 17, 2006
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2006 - mailed March 17, 2006 2006 – filed March 17, 2006
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2006 - mailed March 17, 2006 2006 – filed March 17, 2006
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2006 - mailed March 17, 2006
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is December 31 Filed May 4, 2006
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or	Mailed on May 5, 2006 to all shareholders who had

	beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	requested a copy
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed May 4, 2006
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends March 31 2nd period ends June 30 3rd period ends September 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under	Upon making a private distribution requiring an Offering Memorandum

	Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	
L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. Filing of Certain Documents	Pursuant to Part 12.1 and Part 12.2 respectively of National Instrument 51-102, copies of Articles of Incorporation and other constating documents, any material securityholder or voting trust agreements, any securityholders' rights plan and any other contracts materially affecting the rights of securityholders (Part 12.1) as well as copies of material contracts the reporting issuer is a party to other than contracts entered into in the ordinary course of business (Part 12.2) must be filed with the Alberta and British Columbia Securities Commissions no later than the time the reporting issuer files a material change report - if the making of the document constitutes a material change - and within 120 days after the end of the issuer's most recently completed financial year, if the document was made or adopted before the end of the issuer's most recently completed financial year.	No later than the time the issuer files a material change report and by April 30 if the document was made or adopted prior to the preceding December 31
Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain	When issued by the TSX Venture Exchange

	matters or transactions pursuant to its policies.	
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance

82-4571


SEC MAIL
PROCESSING
RECEIVED
2006
WASH, D.C.
213
SECTION

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the period ending **December 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: May 4, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the period ending **December 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: May 4, 2006

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer